SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES ACT OF 1934

The Greenbrier Companies, Inc.

(Name of Issuer)

Common Stock, without par value

(Title and Class of Securities)

393657101

(CUSIP Number)

WL Ross Group, L.P.

1166 Avenue of the Americas

New York, New York 10036

Attention: Michael J. Gibbons

Telephone number: (212) 826-1100

Facsimile Number: (212) 317-4891

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Robert A. Profusek

Jones Day

222 East 41st Street

New York, New York 10017

Telephone: (212) 326-3939

June 10, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 19 Pages)

CUSIP No. 393657101	Schedule 13D	Page 2 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Fund IV, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 3,263,460 (1)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 3,263,460 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,263,460 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%
14	TYPE OF REPORTING PERSON PN

(1)	Warrants to purchase 3,263,460 shares of common stock (the “Fund IV Warrants”) are held directly by WLR Recovery Fund IV, L.P. (“Fund IV”). Wilbur L. Ross, Jr. (“Mr. Ross”) is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC. WLR Recovery Associates IV LLC is the general partner of Fund IV. Accordingly, WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share dispositive power over the Fund IV Warrants and voting and dispositive power over any shares issuable upon exercise of the Fund IV Warrants.

CUSIP No. 393657101	Schedule 13D	Page 3 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR IV Parallel ESC, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 13,106 (1)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 13,106 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,106 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON PN

(1)	Warrants to purchase 13,106 shares of common stock (the “Parallel Fund Warrants”) are held directly by WLR IV Parallel ESC, L.P. (“Parallel Fund”). Invesco Private Capital, Inc. is the managing member of Invesco WLR IV Associates LLC, which is in turn the general partner of Parallel Fund. Invesco WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement whereby Parallel Fund will invest on a pro rata basis in parallel investments with Fund IV. Accordingly, Invesco WLR IV Associates LLC, Invesco Private Capital, Inc., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share dispositive power over the Parallel Fund Warrants and voting and dispositive power over any shares issuable upon exercise of the Parallel Fund Warrants.

CUSIP No. 393657101	Schedule 13D	Page 4 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Associates IV LLC (1) (2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 3,276,566 (1) (2)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 3,276,566 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,276,566 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14	TYPE OF REPORTING PERSON IA

(1)	The Fund IV Warrants are held directly by Fund IV. Mr. Ross is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC. WLR Recovery Associates IV LLC is the general partner of Fund IV. Accordingly, WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share dispositive power over the Fund IV Warrants and voting and dispositive power over any shares issuable upon exercise of such Fund IV Warrants.
(2)	The Parallel Fund Warrants are held directly by Parallel Fund. Invesco Private Capital, Inc. is the managing member of Invesco WLR IV Associates LLC, which is in turn the general partner of Parallel Fund. Invesco WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement whereby Parallel Fund will invest on a pro rata basis in parallel investments with Fund IV. Accordingly, Invesco WLR IV Associates LLC, Invesco Private Capital, Inc., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share dispositive power over the Parallel Fund Warrants and voting and dispositive power over any shares issuable upon exercise of the Parallel Fund Warrants.

CUSIP No. 393657101	Schedule 13D	Page 5 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Invesco WLR IV Associates LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 13,106 (1)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 13,106 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,106 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON IA

(1)	The Parallel Fund Warrants are held directly by Parallel Fund. Invesco Private Capital, Inc. is the managing member of Invesco WLR IV Associates LLC, which is in turn the general partner of Parallel Fund. Invesco WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement whereby Parallel Fund will invest on a pro rata basis in parallel investments with Fund IV. Accordingly, Invesco WLR IV Associates LLC, Invesco Private Capital, Inc., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share dispositive power over the Parallel Fund Warrants and voting and dispositive power over any shares issuable upon exercise of the Parallel Fund Warrants.

CUSIP No. 393657101	Schedule 13D	Page 6 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Invesco Private Capital, Inc. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 13,106 (1)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 13,106 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,106 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON IA

(1)	The Parallel Fund Warrants are held directly by Parallel Fund. Invesco Private Capital, Inc. is the managing member of Invesco WLR IV Associates LLC, which is in turn the general partner of Parallel Fund. Invesco WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement whereby Parallel Fund will invest on a pro rata basis in parallel investments with Fund IV. Accordingly, Invesco WLR IV Associates LLC, Invesco Private Capital, Inc., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share dispositive power over the Parallel Fund Warrants and voting and dispositive power over any shares issuable upon exercise of the Parallel Fund Warrants.

CUSIP No. 393657101	Schedule 13D	Page 7 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WL Ross Group, L.P. (1) (2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 3,276,566 (1) (2)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 3,276,566 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,276,566 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14	TYPE OF REPORTING PERSON IA

(1)	The Fund IV Warrants are held directly by Fund IV. Mr. Ross is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC. WLR Recovery Associates IV LLC is the general partner of Fund IV. Accordingly, WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share dispositive power over the Fund IV Warrants and voting and dispositive power over any shares issuable upon exercise of the Fund IV Warrants.
(2)	The Parallel Fund Warrants are held directly by Parallel Fund. Invesco Private Capital, Inc. is the managing member of Invesco WLR IV Associates LLC, which is in turn the general partner of Parallel Fund. Invesco WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement whereby Parallel Fund will invest on a pro rata basis in parallel investments with Fund IV. Accordingly, Invesco WLR IV Associates LLC, Invesco Private Capital, Inc., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share dispositive power over the Parallel Fund Warrants and voting and dispositive power over any shares issuable upon exercise of the Parallel Fund Warrants.

CUSIP No. 393657101	Schedule 13D	Page 8 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) El Vedado, LLC (1) (2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 3,276,566 (1) (2)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 3,276,566 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,276,566 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14	TYPE OF REPORTING PERSON IA

(1)	The Fund IV Warrants are held directly by Fund IV. Mr. Ross is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC. WLR Recovery Associates IV LLC is the general partner of Fund IV. Accordingly, WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share dispositive power over the Fund IV Warrants and voting and dispositive power over any shares issuable upon exercise of the Fund IV Warrants.
(2)	The Parallel Fund Warrants are held directly by Parallel Fund. Invesco Private Capital, Inc. is the managing member of Invesco WLR IV Associates LLC, which is in turn the general partner of Parallel Fund. Invesco WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement whereby Parallel Fund will invest on a pro rata basis in parallel investments with Fund IV. Accordingly, Invesco WLR IV Associates LLC, Invesco Private Capital, Inc., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share dispositive power over the Parallel Fund Warrants and voting and dispositive power over any shares issuable upon exercise of the Parallel Fund Warrants.

CUSIP No. 393657101	Schedule 13D	Page 9 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wilbur L. Ross, Jr. (1) (2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 3,276,566 (1) (2)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 3,276,566 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,276,566 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14	TYPE OF REPORTING PERSON IN

(1)	The Fund IV Warrants are held directly by Fund IV. Mr. Ross is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC. WLR Recovery Associates IV LLC is the general partner of Fund IV. Accordingly, WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share dispositive power over the Fund IV Warrants and voting and dispositive power over any shares issuable upon exercise of the Fund IV Warrants.
(2)	The Parallel Fund Warrants are held directly by Parallel Fund. Invesco Private Capital, Inc. is the managing member of Invesco WLR IV Associates LLC, which is in turn the general partner of Parallel Fund. Invesco WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement whereby Parallel Fund will invest on a pro rata basis in parallel investments with Fund IV. Accordingly, Invesco WLR IV Associates LLC, Invesco Private Capital, Inc., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share dispositive power over the Parallel Fund Warrants and voting and dispositive power over any shares issuable upon exercise of the Parallel Fund Warrants.

CUSIP No. 393657101	Schedule 13D	Page 10 of 19 Pages

Item 1.	Security and Issuer.

This Schedule 13D (this “Statement”) relates to the common stock, without par value (the “Common Stock”), of The Greenbrier Companies, Inc. (the “Company”). The Common Stock to which this statement relates is issuable upon the exercise of certain warrants to purchase Common Stock (the “Warrants”) owned by WLR Recovery Fund IV LP and WLR IV Parallel ESC, L.P. (collectively, the “WLR Funds”).

The Company’s principal executive offices are located at One Centerpointe Drive, Suite 200, Lake Oswego, OR 97035.

Item 2.	Identity and Background.

The names of the persons filing this Statement (collectively, the “Reporting Persons”) are:

•	WLR Recovery Fund IV, L.P. (“Fund IV”)

•	WLR IV Parallel ESC, L.P. (“Parallel Fund”)

•	WLR Recovery Associates IV LLC, the general partner of Fund IV

•	Invesco WLR IV Associates LLC, the general partner of Parallel Fund

•	WL Ross Group, L.P. (“WLR Group”), the managing member of the general partner of Fund IV

•	Invesco Private Capital, Inc., the managing member of the general partner of Parallel Fund

•	El Vedado, LLC, the general partner of WLR Group

•	Wilbur L. Ross, Jr., the managing member of the general partner of WLR Group

The principal business office for each of the Reporting Persons other than Mr. Ross and El Vedado, LLC is c/o WL Ross Group, L.P., 1166 Avenue of the Americas, New York, New York 10036. The principal business office for Mr. Ross and El Vedado, LLC is 319 Clematis Street, Room 1000 (10th Floor), West Palm Beach, Florida 33401. The principal occupation of each of the Reporting Persons is investments.

None of the Reporting Persons, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Ross is a citizen of the United States of America. WL Ross Group, L.P. and El Vedado, LLC are organized under the laws of the State of New York. Each of the other Reporting Persons that is an entity is organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

On June 10, 2009, the WLR Funds made a $75 million term loan (the “Loan”) to the Company. The Company issued Warrants to purchase 3,377,903 shares of Common Stock at $6.00 per share, subject to adjustment, on June 10, 2009 for no additional consideration. The Warrants are unexercised as of the date on which this Statement was initially filed. If exercised, the Reporting Persons presently intend to use capital on hand or available to them from capital commitments from their partners to exercise the Warrants. The WLR Funds may also surrender indebtedness under the Credit Agreement under which the Loan was made (the “Loan Agreement”) to exercise the Warrants or exercise the Warrants (in whole or in part) on a net-settled cashless exercise basis.

CUSIP No. 393657101	Schedule 13D	Page 11 of 19 Pages

Item 4.	Purpose of Transaction.

Depending upon market conditions and other factors, including compliance with applicable legal requirements, the WLR Funds presently intend to spend up to $1.5 million to acquire additional shares of Common Stock from time to time in open-market or privately negotiated transactions. Shares so purchased, and shares acquired upon exercise of the Warrant, will be held for investment purposes.

Wilbur L. Ross, Jr. and Wendy Teramoto, an executive employed by WL Ross & Co. LLC (“WLR & Co.”), joined the Company’s Board of Directors (the “Company Board”) on June 11, 2009. The Company, WLR & Co. and the WLR Funds have agreed to jointly pursue possible additional investment or acquisition transactions, but have no obligations to pursue or fund any particular investment or other transaction. See Item 6 for additional information with respect to these arrangements. Such transactions could involve additional debt or equity investments by the Reporting Persons in the Company or affiliated entities.

The Reporting Persons intend to continually review their investment in the Company. Depending upon the results of such review and other factors that the Reporting Persons deem relevant to an investment in the Company (but subject to the limitations described in Item 6 of this Statement), the Reporting Persons may take or propose to take, alone or in conjunction with others including the Company, other actions intended to increase or decrease the Reporting Persons’ investment in the Company or the value of their investment in the Company, which could include one or more of the transactions or actions referred to in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of the matters referred to in this Statement, subject to the limitations in the Investor Rights Agreement (as defined below).

Item 5.	Interest in Securities of the Issuer.

As of the date on which this Statement was initially filed, the Reporting Persons beneficially own a total of 3,276,566 shares of Common Stock, which in the aggregate represent 16.1% of the Company’s outstanding Common Stock as of June 10, 2009. Fund IV holds Warrants to purchase 3,263,460 shares of Common Stock (16.0% of the outstanding Common Stock if exercised) and Parallel Fund owns Warrants to purchase 13,016 shares of Common Stock (0.1% of the outstanding Common Stock if exercised), the WLR Funds having transferred the rights to purchase 101,337 shares of Common Stock to a third party on June 10, 2009. The number of shares of Common Stock as to which each of the Reporting Persons has or shares voting or dispositive authority is set forth in Items 8 and 10 of each of the inside cover pages to this Statement relating to each such Reporting Person (which are incorporated into this Item 5 by reference).

Except for Fund IV with respect to the Fund IV Warrants and Parallel Fund with respect to the Parallel Fund Warrants, each of the Reporting Persons disclaims beneficial ownership of the securities referred to in this Statement, and the filing of this Statement will not be construed as an admission that any of the Reporting Persons is, for the purpose of Schedule 13D or 13G of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Statement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Warrants were issued pursuant to the Warrant Agreement, a copy of which is included as Exhibit 3 to this Statement. In connection with the issuance of the Warrants, the Company, the WLR Funds and WLR & Co. entered into an Investor Rights and Restrictions Agreement, a copy of which is filed as Exhibit 4 hereto (the “Investor Rights Agreement”). The Loan Agreement is filed as Exhibit 5 hereto. Exhibits 3, 4 and 5 are incorporated herein by this reference.

CUSIP No. 393657101	Schedule 13D	Page 12 of 19 Pages

The Warrants expire on June 10, 2014. The exercise price under the Warrants is $6.00 per share of Common Stock, subject to adjustment. The Warrants may be exercised for cash, the surrender of indebtedness under the Loan Agreement or on a net-settled, cashless basis.

The Investor Rights Agreement provides, among other things, that:

•

the Company will appoint two designees of the WLR Funds to the Company Board (one as a Class I Director and one as a Class II Director) to serve until the end of their applicable terms and has also agreed to nominate one designee of the WLR Funds to the Company Board at any meeting of the Company Board at which the Company nominates any Class I Directors until June 10, 2014 or, if earlier, the date on which (1) the WLR Funds and certain of their affiliates no longer own 5% of the outstanding Common Stock, (2) certain change of control transactions occur with respect to the Company, (3) the WLR Funds irrevocably waive their rights to nominate a designee, or (4) the WLR Funds breach the terms of the Investor Rights Agreement in certain respects (without curing such breach, if curable);

•	the WLR Funds agreed not to engage in certain hedging transactions with respect to Warrants or the underlying shares of Common Stock;

•

the Warrants and the shares of Common Stock received upon exercise of the Warrants may, subject to agreed upon exceptions, only be transferred to limited partners, pursuant to a registration statement, pursuant to Rule 144 of the Securities Act of 1933, as amended, or in transfers that are otherwise exempt from registration under the Securities Act. In addition, such securities may not be transferred (1) to a transferee that, to the holder’s knowledge, would have beneficial ownership of 5% or more of the Common Stock then outstanding after such transfer, (2) to a transferee that is known by the holder to be a competitor of the Company, or (3) if the transferred securities represent 5% or more of the Common Stock then outstanding and such transfer is made in a block trade or to a single purchaser;

•

the WLR Funds and certain of their affiliates are subject to limitations on acquiring additional shares of Common Stock such that their aggregate beneficial ownership of Common Stock generally does not exceed 19.9% (assuming the exercise of the Warrants) and agreed not to engage in certain transactions without the approval of the Company Board;

•

the WLR Funds and certain of their affiliates have agreed to vote a portion of their shares of Common Stock in the same proportion as the Company’s other stockholders in connection with any election or removal of the Company’s directors (and their remaining shares of Common Stock may be voted in their discretion);

•

the Company may not issue Common Stock (or securities convertible into Common Stock) for a per share consideration of less than $6.00 until December 10, 2010, subject to earlier termination upon certain events, unless approved in writing by the holders of the Warrants holding a majority in interest of the underlying Common Stock into which the Warrants are exerciseable, which approval may not be unreasonably withheld, and subject to agreed upon exceptions, including for issuances pursuant to Company Board-approved employee benefit arrangements and accretive acquisitions;

•

the WLR Funds and certain of their affiliates are entitled to participate on a pro rata basis, to the extent permitted by applicable law and stock exchange requirements, in offerings of Common Stock for less than $6.00 per share until December 10, 2010, subject to earlier termination upon certain events; and

CUSIP No. 393657101	Schedule 13D	Page 13 of 19 Pages

•

the WLR Funds and certain other holders of the Warrants are entitled to participate on an as-exercised basis in any rights offering of Common Stock at a per share price of less than $6.00 until June 10, 2014, subject to earlier termination upon certain events.

In connection with the issuance of the Warrants, the Company amended its stockholder rights plan to provide that the WLR Funds and certain of their affiliates generally will not be deemed to be an “acquiring person” as a result of their ownership of the Warrants or their beneficial ownership of up to 19.9% of the Common Stock (assuming the issuance of the Common Stock upon full exercise of the Warrants) for purposes of the stockholder rights plan.

The Loan Agreement provides for a three-year, non-amortizing term loan bearing interest at LIBOR plus 350 basis points. The Loan is secured by certain assets of subsidiaries of the Company which comprise a borrowing base. The loan is required to be prepaid in certain events, including to the extent that the loan exceeds the borrowing base (unless additional borrowing base collateral is provided), and accordingly the Loan Agreement does not include financial covenants. The Loan Agreement contains customary representations, warranties, events of default, indemnity and other provisions.

Item 7.	Material to be Filed As Exhibits.

Exhibit 1	Agreement as to Joint Filing of Schedule 13D

Exhibit 2	Power of Attorney

Exhibit 3	Warrant Agreement, dated as of June 10, 2009, among The Greenbrier Companies, Inc., WLR Recovery Fund IV, L.P., WLR IV Parallel ESC, L.P. and the other holders from time to time party thereto. Previously filed on Exhibit 4.2 to The Greenbrier Companies, Inc.’s Form 8-K filed on June 12, 2009 and incorporated herein by reference.

Exhibit 4	Investor Rights and Restrictions Agreement, dated as of June 10, 2009, among The Greenbrier Companies, Inc., WLR Recovery Fund IV, L.P., WLR IV Parallel ESC, L.P., WL Ross & Co. LLC and the other holders from time to time party thereto. Previously filed on Exhibit 4.3 to The Greenbrier Companies, Inc.’s Form 8-K filed on June 12, 2009 and incorporated herein by reference.

Exhibit 5	Credit Agreement, dated as of June 10, 2009, among The Greenbrier Companies, Inc., as Borrower, WL Ross & Co. LLC, as Administrative Agent, WLR Recovery Fund IV, L.P., WLR IV Parallel ESC, L.P. and the other holders from time to time party thereto. Previously filed on Exhibit 10.1 to The Greenbrier Companies, Inc.’s Form 8-K filed on June 12, 2009 and incorporated herein by reference.

CUSIP No. 393657101	Schedule 13D	Page 14 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2009

WLR RECOVERY FUND IV, L.P.

By:	WLR Recovery Associates IV LLC, its General Partner
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

WLR IV PARALLEL ESC, L.P.

By:	Invesco WLR IV Associates LLC
its General Partner
By:	Invesco Private Capital, Inc.,
its Managing Member

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Chief Executive Officer

WLR RECOVERY ASSOCIATES IV LLC

By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

INVESCO WLR IV ASSOCIATES LLC

By:	Invesco Private Capital, Inc.,
its Managing Member

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Chief Executive Officer

INVESCO PRIVATE CAPITAL, INC.

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Chief Executive Officer

CUSIP No. 393657101	Schedule 13D	Page 15 of 19 Pages

WL ROSS GROUP, L.P.

By:	El Vedado, LLC, its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

EL VEDADO, LLC

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.